UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
PDC 2002-B LIMITED PARTNERSHIP
(Name of Issuer)
Limited Partnership Units
(Title of Class of Securities)
(CUSIP Number)
Daniel W. Amidon
1775 Sherman Street, Suite 3000
Denver, CO 80203
(303) 860-5800
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)
November 30, 2010
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Petroleum Development Corporation 20-0547582

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		32.3682

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		32.3682

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	32.3682

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.79%(See Note 1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Based on 559.02 limited partnership units outstanding as of June 23, 2011.

Item 1.	Security and Issuer.
     This Schedule 13D relates to the limited partnership units (the “Units”) of PDC 2002-B Limited Partnership, a West Virginia limited partnership (the “Partnership”), which has its principal executive offices at 1775 Sherman Street, Suite 3000, Denver, CO 80203.

Item 2.	Identity and Background.
     (a) - (c) This Schedule 13D is being filed by Petroleum Development Corporation (“PDC”), a Nevada corporation with its principal office located at 1775 Sherman Street, Suite 3000, Denver, CO 80203. PDC is principally engaged in the exploration, development, production and marketing of oil and natural gas. PDC serves as the managing general partner of 26 partnerships, including the Partnership, formed to drill, own and operate natural gas and oil wells. PDC controls the Partnership through its 20% managing general partner interest in the Partnership.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of PDC, as applicable (collectively, the “Listed Persons”), required by Item 2 of this Schedule 13D is provided on Appendix A and is incorporated herein by reference.
     (d) - (e) During the last five years, neither PDC nor, to the best of PDC’s knowledge, any of the Listed Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each of the Listed Persons is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
     Since March 2006, the third anniversary of the date of the Partnership’s first cash distributions, investors of the Partnership have had the ability to request that PDC repurchase their Units, subject to an aggregate total repurchase limit during any calendar year. PDC acquired its beneficial ownership of 5.79% of the Units by purchasing Units from investors through the Partnership’s Unit repurchase program or on a privately negotiated basis from time to time. PDC may continue to acquire Units from non-affiliated investor partners in the Partnership pursuant to its Unit repurchase program or on a privately negotiated basis, although there is no assurance that PDC will continue such program or continue to privately negotiate purchase transactions.
     PDC has disclosed its intention to pursue, beginning in the fall of 2010 and extending through the next three years, the acquisition of the limited partnership units held by limited partners of that partnership other than PDC or its affiliates (“non-affiliated investor partners”), in the limited partnerships that PDC has sponsored, including this Partnership. Any future acquisition transaction by PDC for limited partnership units held by non-affiliated investor partners will be subject to, among other things, PDC having sufficient available capital.
     The feasibility and timing of any future acquisition transaction by PDC for the limited partnership units held by non-affiliated investor partners of that partnership depends on such partnership’s suitability in meeting a set of criteria that includes, but is not limited to, the following: age and productive-life stage characteristics of the partnership’s well inventory; favorability of economics for Wattenberg Field well refracturing; the status of such partnership’s SEC reporting compliance; and timing associated with gaining all necessary regulatory approvals required for the prospective acquisition transaction. There is no assurance that PDC will propose any acquisition transaction for the limited partnership units held by non-affiliated investor partners of any of PDC’s various public limited partnerships, including the Partnership.

Item 4.	Purpose of the Transaction.
     PDC’s previous purchases of Units were made through its Unit repurchase program or as an accommodation to individual investors, and without a view towards any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D. Because drilling partnerships are not part of PDC’s strategic plan going forward, PDC wishes to buy them back, to the extent feasible. PDC has not established a drilling partnership since 2007 and has publicly announced a fundamental shift in its business strategy away from the partnership model to a more traditional exploration and production company model. PDC expects that acquiring the limited partnerships that PDC has sponsored, including the Partnership, would result in administrative efficiencies and cost reductions in the management and operation of the properties now owned by such partnerships, particularly in the areas of audit, accounting and tax services, SEC reporting, engineering services, bookkeeping, data processing, record maintenance and communication with the partners. Finally, since no liquid market currently exists for the Partnership’s Units, any purchase offer or merger transaction for the limited partnership units of the non-affiliated investor partners will afford non-affiliated investor partners the opportunity to cash out their investment in the Partnership.
     Other than described above, PDC does not have any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although it reserves the right to formulate such plans or proposals in the future.

Item 5.	Interests in Securities of the Issuer.
     (a) and (b) As of June 17, 2011, PDC holds directly 32.3682 Units, representing approximately 5.79% of the outstanding Units. PDC controls the Partnership through its 20% managing general partner interest in the Partnership. PDC has sole voting and dispositive power over the 32.3682 Units beneficially owned by PDC, but has no control over the voting of Units held by other limited partners of the Partnership. None of the Listed Persons beneficially owns any Units of the Partnership.
     (c) Pursuant to a separate privately negotiated transaction, PDC purchased 0.25 Units from an investor for $325 on June 8, 2011. Except for the aforementioned transactions, there have been no other transactions in Units of the Partnership during the past 60 days by PDC or any of the Listed Persons.
     (d) PDC acts as managing general partner of the partnership and transacts all of the Partnership’s business on behalf of the Partnership. Other than PDC, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units beneficially owned by PDC.
     (e) Not applicable.

Item 6.	Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer
     The information set forth under Items 3, 4 and 5, and the limited partnership agreement of the Partnership set forth as Exhibit 99.1 are incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

99.1
Limited Partnership Agreement of PDC 2002-B Limited Partnership, dated as of September 9, 2002 (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed by the Partnership on January 14, 2011).

99.2
Second Amended and Restated Credit Agreement dated as of November 5, 2010 among Petroleum Development Corporation, as Borrower, Certain Subsidiaries of Borrower, as Guarantors, JP Morgan Chase Bank, N.A. as Administrative Agent, and J.P. Morgan Securities LLC, as Sole Bookrunner and Co-Lead Arranger and BNP Parribas, as Syndication Agent and Co-Lead Arranger (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Petroleum Development Corporation on November 12, 2010).

SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2011	PETROLEUM DEVELOPMENT CORPORATION
	By:	/s/ Gysle R. Shellum
Gysle R. Shellum
Chief Financial Officer

APPENDIX A
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
PETROLEUM DEVELOPMENT CORPORATION
     Set forth below is the name, current business address and the present principal occupation or employment of each director and executive officer of PDC. The current business address for each of the individuals listed below is 1775 Sherman Street, Suite 3000, Denver, CO 80203.

Name	Position with PDC, Other Present Principal Occupation

James M. Trimble	Chief Executive Officer, President and Director

Gysle R. Shellum	Chief Financial Officer

R. Scott Meyers	Chief Accounting Officer

Barton R. Brookman, Jr.	Senior Vice President Exploration and Production

Daniel W. Amidon	General Counsel and Secretary

Lance A. Lauck	Senior Vice President Business Development

Jeffrey C. Swoveland	Director and Chairman

Joseph E. Casabona	Director

Anthony J. Crisafio	Director

Larry F. Mazza	Director

David C. Parke	Director

Kimberly Luff Wakim	Director
Appendix A